MEMORANDUM
TO:    Michael Kosoff, Esq.
Senior Special Counsel
Disclosure Review and Accounting Office Division of Investment Management
U. S. Securities and Exchange Commission

FROM:    Alison Samborn, Esq.
Assistant Vice President, Insurance Legal & Product Development
DATE:    February 6, 2024
SUBJECT:    Response to Comments for Initial Contingent Deferred Annuity Registration Filing, Form S-1, File No. 333-272978; Jackson National Life Insurance Company; Jackson National Separate Account I ("Registrant")

This memorandum is in response to the comments you provided via telephone on January 23, 2024, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the initial registration filing referenced above. Excerpted pages of the Prospectus, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A pre-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.
Comments on 12/22/23 Memorandum Response to Staff Comments

1.In response to comment 4.a. of your memorandum, you are reminded of the requirements of Rule 134 and Rule 433 with respect to advertisements.
Response: We confirm and acknowledge our understanding of these requirements.
2.In response to comment 4.c. of your memorandum, please state more clearly in the prospectus that AARP has no association with and will not be involved in the approval or disapproval of any of the approved financial institutions.
Response: We have added this disclosure. (p. 5)
3.In response to comment 16 of your memorandum, please make the corresponding changes associated with this response on page 4 of the prospectus as well.
Response: We have added this disclosure. (p. 3)
Comments on Prospectus
4.In the subsection titled "Allocation Drift" on page 28 of the prospectus, please clarify what “target allocation percentage of asset class” means.
Response: We have added clarifying disclosure. (p. 4)

Please contact me at (517) 331-4262 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. [NAME TBD]RETIREMENT INCOME PROTECTION CONTINGENT DEFERRED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is __________, 2023. This prospectus contains information about [TBD]Retirement Income Protection, a contingent deferred annuity (the "Certificate") issued by Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. Currently, the Certificate is offered to investors who have engaged a registered investment advisor ("RIA") to provide advice on the management of their investment account ("Account") at a Financial Institution approved by us. This prospectus is a disclosure document and describes all of the Certificate’s material features, benefits, rights, and obligations of annuity purchasers under the Certificate. The description of the Certificate’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Certificate are changed after the date of this prospectus, in accordance with the Certificate, those changes will be described in a supplemented prospectus. It is important that you also read the Certificate and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Certificate are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Certificate will meet your investment and financial planning needs. The[TBD] Retirement Income Protection Certificate is an annuity with a Guaranteed Minimum Withdrawal Benefit ("GMWB") designed to help support your retirement income needs or other long-term investment goals. An investor who purchases the Certificate (the "Owner") is required to maintain an investment Account at a financial institution that is approved by Jackson. The Owner may only invest in an eligible Investment Portfolio, as designated by Jackson under the Certificate, and must maintain the Investment Portfolio's assets in accordance with our investment allocation requirements. The Owner owns and controls the assets in the Account, not Jackson. The GMWB guarantees an annual level of guaranteed income in the form of lifetime withdrawals (the "Guaranteed Annual Withdrawal Amount" or "GAWA") (which will never be less than your Required Minimum Distribution ("RMD"), if applicable) each year after the person (or the younger person under joint & survivor coverage) on whose life the GMWB is based (the "Covered Person(s)") has reached attained age 60 ("Minimum Activation Age"). The GAWA is guaranteed even if the value of the Account drops to zero, other than due to a withdrawal taken before the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age (an "Early Withdrawal"), a withdrawal that exceeds the total GAWA or RMD, if applicable, on the date of the withdrawal (an "Excess Withdrawal"), or election of a Conversion Option which requires the transfer of all Account Value for conversion into guaranteed annuity payments. You should not purchase this CDA if you intend to take regular withdrawals in excess of the GAWA (or any RMDs) or do not intend to take periodic withdrawals. The Certificate is available for use in Non-Qualified Accounts, Qualified Accounts, Traditional IRAs, SEP IRAs, and Roth IRAs. The Certificate is a complex insurance vehicle. Investors should speak with a financial professional about the Certificate's features, benefits, risks, and fees, and whether the Certificate is appropriate for the investor based upon his or her financial situation and objectives. The Certificate does not provide tax deferral benefits to Non-Qualified Accounts and provides no other tax benefit than that already provided under the Internal Revenue Code for Qualified Accounts, Traditional IRAs, SEP IRAs, and Roth IRAs. Jackson is located at 1 Corporate Way, Lansing Michigan, 48951. The telephone number is [ ]. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. The Certificate is subject to rules regarding withdrawals, Contributions, investment allocations, and other matters relating to your Account. Violating these rules, or exceeding the limits established by these rules, may significantly reduce the value of the GMWB, and may even cause your Certificate (and the GMWB) to terminate. See "Key Facts" beginning on page 1 for more information. An investment in this Contract is subject to risk including the possible loss of principal. See “Risk Factors” beginning on page 6 for more information. Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

SUMMARY [NAME TBD]Retirement Income Protection is a Contingent Deferred Annuity (“CDA”). The Certificate is designed to protect investors who are concerned that, either because of withdrawals (other than Early or Excess Withdrawals) and/or poor market performance, their Account may be depleted during their lifetime. Put another way, the Certificate provides a limited form of insurance against outliving your assets. If you comply with the conditions of the Certificate, we will provide you a guaranteed level of annual income for the life of one or more Covered Persons, even if your Account Value drops to zero. The guaranteed level of annual income is established when a Covered Person who is age 60 or older (the youngest Covered Person when the Joint and Survivor Option is elected) takes the first partial withdrawal from their Account. We call the date of that first withdrawal the Activation Date. On the Activation Date, your Guaranteed Annual Withdrawal Amount percentage is locked-in (based on your attained age or the youngest Covered Person's attained age at that time), and the initial Guaranteed Annual Withdrawal Amount ("GAWA") is established. We guarantee that the greater of the GAWA or your Required Minimum Distribution ("RMD"), if applicable, can be withdrawn each Certificate Year after the Activation Date for the life of the Covered Person(s). If your Account Value drops to zero due to withdrawals of the GAWA or RMD, if greater, and/or poor investment performance and/or permitted fee deductions (fees covered by the "Annual Fee Allowance"), we will continue to make payments to you of at least the same GAWA each Certificate Year, provided the Certificate remains in-force. If the value of assets in your Account (the "Account Value") are sufficient to pay the GAWA, GAWA payments are in the form of withdrawals from your Account. If your Account Value drops to zero for any reason other than an Early or Excess Withdrawal, Jackson will continue the GAWA payments from its assets. This means that if your Account Value is reduced to zero, any withdrawals under the Certificate are withdrawals of your own money from your Account. Payments are only made by Jackson when Account Value drops to zero for any reason other than an Early or Excess Withdrawal, or election of the Conversion Option. We treat any portion of a withdrawal (or cumulative withdrawals) in a Certificate Year that exceeds the greater of the GAWA or RMD, if applicable, to be an Excess Withdrawal. Excess Withdrawals may significantly reduce your GAWA, and could terminate the Certificate if an Excess Withdrawal causes your Account Value to drop zero. In order to fully realize the protections under the Certificate, you should limit the amount you withdraw from your Account in any given Certificate Year to your GAWA (or RMD, if greater). Your GAWA can increase after the Activation Date due to automatic Step-Ups of the Guaranteed Withdrawal Balance (GWB), and/or any subsequent contributions, if permitted. Your GAWA can decrease after the Activation Date due to Excess Withdrawals. Such decreases could be substantial. All Early Withdrawals will reduce the value of your Guaranteed Withdrawal Balance ("GWB") and any future GAWAs. An Early Withdrawal that causes your Account Value to drop to zero will terminate the Certificate, and no future GAWA payments will be made. If your Account Value drops to zero due to investment performance and fee deductions covered by the Annual Fee Allowance before the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age of attained age 60, the Activation Date will be the date the Account Value drops to zero. In this scenario, we will use the the youngest Attained Age band to determine your locked-in your GAWA percentage, and then determine your GAWA payment. For more information on the GAWA and the GAWA percentages (including applicable Attained Age bands), see the GAWA table on page 15. The Certificate does not provide a guarantee that your Account Value will not decline. Investment Requirements: You are required to invest the assets in your Account in an approved Investment Portfolio. You can choose from among multiple approved Investment Portfolios, each of which is subject to different investment allocation requirements. Each Investment Portfolio has a different Certificate Charge. You must make your initial allocation election at or prior to the Certificate Date. Each Investment Portfolio's investment requirements are designed to minimize the risk to the Company that we will be required to pay the GAWA from our own assets. You may change your Investment Portfolio election at any time to any Investment Portfolio currently available for election. If you change your Investment Portfolio, we will begin assessing the new Certificate Charge on the date of your reallocation to the new Investment Portfolio. Changing your Investment Portfolio does not impact the guarantees of your Certificate. You are required to rebalance your Account allocations quarterly on February 1, May 1, August 1, and November 1 ("the Required Rebalance Dates"), or the next Business Day following those dates if those dates fall on a non-Business Day, in order to conform with our investment requirements. You must maintain your Account at an approved Financial Institution. 2

- ***Excess Withdrawals.*** Any portion of a withdrawal taken on or after the Activation Date that causes the cumulative total of all withdrawals taken in the Certificate Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB and GAWA to be reduced in the same proportion as the Account Value for the portion of the withdrawal considered to be an Excess Withdrawal. Any portion of the withdrawal not exceeding the greater of the GAWA or RMD, if applicable, will cause the GWB to be reduced by the dollar amount of that portion of the withdrawal. **In recalculating the GWB and GAWA, the GWB and GAWA could be reduced by more than the dollar amount of the withdrawal. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, if applicable, in a Certificate Year may have a significantly negative impact on the value of this benefit.**

For examples illustrating the impact of various types withdrawals at different times during your Certificate's life cycle on your GWB and GAWA values, please see Appendix A, Examples 4, 5, 7 and 8, beginning on page A-1.

Certificate Charge. We assess a charge for the benefits provided under the Certificate. We refer to this charge as the "Certificate Charge." The withdrawal of the Certificate Charge from your Account Value will reduce the investment return of your Account. The Certificate Charge is expressed as an annual percentage of the GWB. The percentage varies depending on which Investment Portfolio option you elect (see table below). For more information about the GWB, please see "*Guaranteed Withdrawal Balance*" beginning on page 15. For more information on the different Investment Portfolio options, please see "Investment Portfolios" beginning on page 26. The Certificate Charge compensates us for costs associated with providing the Guaranteed Minimum Withdrawal Benefit under the Certificate, expenses associated with administration of the Certificates, certain acquisition expenses including marketing expenses, and risks we assume in connection with the Certificates.

Certificate Charge

Investment Portfolio	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
Tier 1	1.35%	2.35%	0.10%
Tier 2	1.50%	2.65%	0.10%
Tier 3	1.75%	3.00%	0.10%
Charge Basis	GWB		
Charge Frequency	Quarterly		

On each fifth Certificate Anniversary, we reserve the right to increase the Certificate Charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the table above. If the Certificate Charge is to increase, a notice will be sent to you 45 days prior to the Certificate Anniversary. If we elect not to increase the Certificate Charge on any fifth Certificate Anniversary, the earliest date on which the Certificate Charge is eligible to be increased again is the next fifth Certificate Anniversary.

The Certificate Charge is due following each calendar quarter (on the first Business Day after the conclusion of the calendar quarter to which the charge applies) for as long as your Account Value is greater than zero. Account withdrawals made in a Certificate Year for the purpose of paying the Certificate Charge (including any incidental charges assessed by your Financial Institution as part of the withdrawal) are covered by the Annual Fee Allowance and will not be considered withdrawals for the purpose of calculating any GMWB values.

Please note: the Certificate Charge is in addition to any fee you pay to a registered investment advisor, and any expenses that are deducted from the underlying funds in your Account, including management fees, distribution and/or service (12b-1) fees, and other expenses.

The first Certificate Charge will be prorated from the Certificate Date to the end of the first calendar quarter. Upon termination of the Certificate, the Certificate Charge is prorated for the period since the last quarterly charge.

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including the addition of the replacement underlying fund within ten Business Days of the date we mail you notice of the replacement or your Certificate will be terminated, and no future GAWA payments will be made, even if the Account Value drops to zero. Complying with the new investment requirements could entail payment of higher fees on those investments, and may also have adverse tax implications. Replacement of an underlying fund triggers a requirement that you fully rebalance your Investment Portfolio consistent with our allocation investment requirements. Cash Account. In order to facilitate withdrawals or the payment of Certificate Charges from your Account, you are permitted to hold up to the greater of your GAWA or RMD, if applicable, in your Account as cash without triggering any rebalancing requirements. This cash amount will be exempt from the allocation requirements of your elected Investment Portfolio. If the GAWA has not yet been determined, then for purposes of the cash account, we will calculate a hypothetical GAWA for by using your attained age (or the youngest Covered Person's attained age if the Joint and Survivor Option is elected), or, if you (or the youngest Covered Person, if applicable) have not yet reached age 60, we will calculate a hypothetical GAWA using the youngest "Attained Age" band in the GAWA Table found on page 15. Allocation Drift. Market performance can cause the allocations in your Investment Portfolio to drift out of compliance with our investment allocation requirements. To address any allocation drift, we require you to rebalance your Account quarterly on the Required Rebalance Dates in order to conform with our investment requirements. The Required Rebalance Dates are February 1st, May 1st, August 1st, and November 1st or the next Business Day following those dates if those dates fall on a non-Business Day. If you do not rebalance your allocations on the Required Rebalance Dates, we will send you a notice. No later than ten Business Days after the mailing of that notice, you must perform the required rebalancing. If you fail to do so, the Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero. When assessing whether your Investment Portfolio is properly rebalanced consistent with our investment allocation requirements, we will consider eachthe Equity asset class and Fixed Income asset class of your Investment Portfolio separately. using the following logic: • The absolute value of the difference between the target allocation percentage (as outlined in your Investment Portfolio allocation requirements) and the current allocation percentage for each underlying fund within each asset class will be calculated. • The calculated absolute differences within each asset class will then be added together. If the sum of all allocation percentages inthe absolute differences for an asset class is less than 0.50% higher or lower thanor equal to 0.50% of the targetprescribed total allocation percentage for that asset class, you will be considered compliant with the investment allocation requirements. For example, if after calculating the absolute value of the difference between the target and current allocation percentages required for each underlying fund in the Equity asset class, the sum of the absolute differences in allocation percentages within the Equity asset class results in a figure between 0.00 - 0.50%, then the Equity asset class would be considered properly balanced. If after calculating the absolute value of the difference between the target and current allocation percentages required for each underlying fund in the Fixed Income asset class, the sum of the absolute differences in allocation percentages within the Fixed Income asset class results in a figure between 0.00 - 0.50%, then the Fixed Income asset class would be considered properly balanced. Both asset classes in your Investment Portfolio must be properly balanced under this logic for your Investment Portfolio to be considered properly balanced. No action is required during the time period between each regularly scheduled rebalancing if, due to market performance, the investment allocations deviate from our requirements. Ineligible Investments/Non-Compliant Investment Allocations. Your Account must be held at an approved Financial Institution. Only assets covered by your Certificate may be held in the Account. You must allocate your Account assets according to the investment allocation requirements associated with your elected Investment Portfolio. If ineligible investments are added to your Account, we will notify you with instructions to remove the ineligible investment(s) immediately. If the ineligible investments are not removed within ten Business Days after the mailing of the notice, the Company will terminate the Certificate, and no future GAWA payments will be made, even if the Account Value drops to zero. You may not reallocate your Account Value in a manner that is inconsistent with the requirements of your elected Investment Portfolio (including taking withdrawals from only one underlying fund rather than pro-rata from all underlying funds in the Investment Portfolio). If you make allocation changes that are inconsistent with the requirements of your elected Investment Portfolio, we will notify you with instructions to reallocate your Account consistent with your elected Investment Portfolio. If you do not bring your Account into compliance with the investment allocation requirements of your elected Investment 28

[TO BE UPDATED BY AMENDMENT] Jackson National Life Insurance Company (“Jackson”), located at 1 Corporate Way, Lansing Michigan, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the principal underwriter and distributor of the Certificates. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org). JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Certificates are currently offered only to members of [____] who have engaged an approved registered investment advisor ("RIA") and have established an online account with [_____]. Selling Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Certificates. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Certificates. The obligations and guarantees under the Certificates are the sole responsibility of Jackson. JNLD will use its best efforts to sell the Certificates, but is not required to sell any number or dollar amount of Certificates. We may stop offering the Certificates at any time. Compensation Paid to Unaffiliated Selling Firms. No commissions are paid to Selling Firms that sell the Certificates. However, the Selling Firms or their representatives may charge you an investment advisory or similar fee under an agreement you have with them. The Selling Firms or their registered representatives/investment adviser representatives determine the amount of the fee that will be charged, and the amounts charged may vary. There may be tax and Certificate implications, including adverse effects on Certificate benefits, if you elect to have such fees withdrawn directly from the Certificate. Jackson may make payments to Selling Firms in recognition of marketing, distribution, and/or administrative support provided by the Selling Firms. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you. The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Certificate over other investment alternatives. You may ask your financial professional about any variations and how they or their Selling Firm are compensated for selling the Certificate. AARP. The Certificates are offered exclusively to members of AARP. AARP is the nation's largest nonprofit, nonpartisan organization dedicated to empowering Americans 50 and older to choose how they live as they age. With a nationwide presence, AARP strengthens communities and advocates for what matters most to the more than 100 million Americans 50-plus and their families: health security, financial stability and personal fulfillment. AARP also works for individuals in the marketplace by sparking new solutions and allowing carefully chosen, high-quality products and services to carry the AARP name. AARP had and has no input in the design, SEC registration, distribution and administration of the Certificates. AARP has no association with, and will not be involved in the approval or disapproval of any of the approved Financial Institutions. For a fee, AARP provides access to its membership, a license to use its brand and permission to place marketing materials on its website (subject to its right to review of any such materials). AARP has established a trust to serve as the Group Contract Holder. Such fee is not tied to the sales and/or distribution of the product. Modification of Your Certificate. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Certificate. Any change or waiver must be in writing. We may change the terms of your Certificate without your consent in order to comply with changes in any applicable state and federal regulations and laws, including provisions or requirements of the Internal Revenue Code. Statements. You will receive a written statement confirming Certificate activity. This statement will provide details about Certificate transactions that occurred since any prior statement was provided to you. It is important that you carefully review the information contained in the statements. If you believe an error has occurred, you must notify us in writing promptly upon receipt of the statement so that we can make any appropriate adjustments. State Variations. This prospectus describes the material rights and obligations under the Certificate. Certain provisions of the Certificate may be different from the general description in this prospectus due to variations required by state law. These 35